Exhibit 12.1

POPULAR, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Quarter ended		Year ended December 31,
	March 31, 2014	March 31, 2013	2013	2012	2011	2010	2009 (1)
Income (loss) from continuing operations before income taxes and cumulative effect of accounting changes	$93,956	($186,730)	$320,305	$160,282	$239,148	$242,942	($579,694)

Fixed charges :

Interest expense and capitalized interest	70,275	83,892	315,685	379,086	505,523	653,603	754,506

Estimated interest component of net rental payments	2,925	2,330	9,874	9,752	13,470	26,688	28,866

Total fixed charges including interest on deposits	73,200	86,222	325,559	388,838	518,993	680,291	783,372

Less: Interest on deposits	29,392	38,343	137,364	184,089	269,487	350,881	501,262

Total fixed charges excluding interest on deposits	43,808	47,879	188,195	204,749	249,506	329,410	282,110

Income before income taxes and fixed charges (including interest on deposits)	$167,156	($100,508)	$645,864	$549,120	$758,141	$923,233	$203,678

Income (loss) before income taxes and fixed charges (excluding interest on deposits)	$137,764	($138,851)	$508,500	$365,031	$488,654	$572,352	($297,584)

Ratio of earnings to fixed charges

Including interest on deposits	2.3	(A )	2.0	1.4	1.5	1.4	(A	)

Excluding interest on deposits	3.1	(A )	2.7	1.8	2.0	1.7	(A	)

Ratio of earnings to fixed charges and preferred stock dividends

Including interest on deposits	2.2	(A	)	2.0	1.4	1.4	1.4	(A	)

Excluding interest on deposits	3.1	(A	)	2.6	1.8	1.9	1.7	(A	)

(1)	The computation of earnings to fixed charges and preferred stock dividends excludes the results of discontinued operations.
(A)	During the quarter ended March 31, 2013 and the year ended December 31, 2009, earnings were not sufficient to cover fixed charges or preferred stock dividends and the ratios were less than 1:1. The Corporation would have had to generate additional earnings of approximately $188 million and $625 million to achieve ratios of 1:1 in the corresponding periods of 2013 and 2009.